FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi improved OS & PFS in limited-stage SCLC

05 April 2024

Imfinzi significantly improved overall survival and progression-free survival for patients with limited-stage small cell lung cancer in ADRIATIC Phase III trial

First and only immunotherapy to demonstrate survival benefit in this setting in a global Phase III trial

Positive high-level results of the ADRIATIC Phase III trial showed AstraZeneca's Imfinzi (durvalumab) demonstrated a statistically significant and clinically meaningful improvement in the dual primary endpoints of overall survival (OS) and progression-free survival (PFS) in patients with limited-stage small cell lung cancer (LS-SCLC) who had not progressed following concurrent chemoradiotherapy (cCRT) compared to placebo after cCRT.

Small cell lung cancer (SCLC) is a highly aggressive form of lung cancer that typically recurs and progresses rapidly despite initial response to chemotherapy and radiotherapy in LS-SCLC patients.1,2 The prognosis is particularly poor for LS-SCLC, as only 15-30% of these patients will be alive five years after diagnosis.3

Suresh Senan, PhD, Professor of Clinical Experimental Radiotherapy at the Amsterdam University Medical Center, The Netherlands, and principal investigator in the trial said: "Many patients treated for limited-stage small cell lung cancer face disease recurrence and the standard of care has remained unchanged for decades. ADRIATIC is the first global Phase III immunotherapy trial to deliver significant, clinically meaningful improvement in survival in this setting, marking a breakthrough for patients with this devastating disease."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These exciting results build on the transformative efficacy of Imfinzi in extensive-stage small cell lung cancer and demonstrate the potential to bring a curative-intent immunotherapy treatment to this earlier-stage setting of small cell lung cancer for the first time. These data, together with the PACIFIC data in unresectable, Stage III non-small cell lung cancer, underscore the pioneering role of Imfinzi in the treatment of early lung cancer following chemoradiotherapy."

The safety profile for Imfinzi was consistent with its known profile, and no new safety signals were identified.

These data will be presented at a forthcoming medical meeting and shared with global regulatory authorities.

The second experimental arm testing the efficacy of Imjudo (tremelimumab) added to Imfinzi as a secondary endpoint remains blinded and will continue to the next planned analysis.

Imfinzi is approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage SCLC (ES-SCLC) based on the CASPIAN Phase III trial. Imfinzi is also the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after CRT based on the PACIFIC Phase III trial.

Notes:

Small cell lung cancer
Lung cancer is the leading cause of cancer death among men and women and accounts for about one-fifth of all cancer deaths.4 Lung cancer is broadly split into NSCLC and SCLC, with about 15% of cases classified as SCLC.5

LS-SCLC (Stage I-III) is classified as SCLC that is generally only in one lung or one side of the chest.6 LS-SCLC accounts for approximately 30% of SCLC diagnoses and the prognosis remains poor despite curative-intent treatment with standard-of-care cCRT.7

ADRIATIC
The ADRIATIC trial is a randomised, double-blind, placebo-controlled, multi-centre global Phase III trial evaluating Imfinzi monotherapy and Imfinzi plus Imjudo versus placebo in the treatment of 730 patients with LS-SCLC who had not progressed following cCRT. In the experimental arms, patients were randomised to receive a 1500mg fixed dose of Imfinzi with or without Imjudo 75mg every four weeks for up to four doses/cycles each, followed by Imfinzi every four weeks for up to 24 months.

The dual primary endpoints are PFS and OS for Imfinzi monotherapy versus placebo. Key secondary endpoints included OS and PFS for Imfinzi plus Imjudo versus placebo, safety and quality of life measures. The trial includes 164 centres in 19 countries across North and South America, Europe and Asia.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to its indications in unresectable, Stage III NSCLC and ES-SCLC, Imfinzi is currently approved in a number of countries in combination with a short course of Imjudo and chemotherapy for the treatment of metastatic NSCLC.

Imfinzi is also approved in a number of countries in combination with chemotherapy in locally advanced or metastatic biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma (HCC). Imfinzi is also approved as a monotherapy in unresectable HCC in Japan and the EU and in previously treated patients with advanced bladder cancer in a small number of countries.

Since the first approval in May 2017, more than 220,000 patients have been treated with Imfinzi. As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, breast cancer, several gastrointestinal cancers and other solid tumours.

Imjudo
Imjudo (tremelimumab) is a human monoclonal antibody that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Imjudo blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

In addition to its approved indications in combination with Imfinzi in liver and lung cancers, the combination of Imjudo and Imfinzi is being evaluated across multiple tumour types including locoregional HCC (EMERALD-3) and bladder cancer (VOLGA and NILE).

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi and Imjudo; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca strives to redefine cancer care and help transform outcomes for patients with Imfinzi as a monotherapy and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also investigating next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer, including cell therapy and T cell engagers.

AstraZeneca is pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. The Company is focused on exploring novel combination approaches to help prevent treatment resistance and drive longer immune responses. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed April 2024.
2.   Qin A and Kalemkerian GP. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? J Oncol Pract. 2018;14(6):369-370.
3.   Bebb DG, et al. Symptoms and Experiences with Small Cell Lung Cancer: A Mixed Methods Study of Patients and Caregivers. Pulm Ther. 2023:9;435-450.
4.   World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/15-trachea-bronchus-and-lung-fact-sheet.pdf. Accessed April 2024.
5.   LUNGevity Foundation. Types of Lung Cancer. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed April 2024.
6.   American Cancer Society. Treatment Choices by Stage for Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/lung-cancer/treating-small-cell/by-stage.html. Accessed April 2024.
7.   Senan S, et al. ADRIATIC: A phase III trial of durvalumab ± tremelimumab after concurrent chemoradiation for patients with limited stage small cell lung cancer. Ann Oncol. 2019;30(suppl. 2):ii25.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary